

March 25, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of ING Groep N.V., under the Exchange Act of 1934:

- 5.335% Callable Fixed-to-Floating Rate Senior Notes due 2030

- 5.550% Callable Fixed-to-Floating Rate Senior Notes due 2035

Sincerely,



New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com